Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

September 30, 2014 Group Chief Financial Officer Group Chief Operating Officer Tom Naratil Bank of America Merrill Lynch Banking & Insurance Conference

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies,  limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the
Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced  creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the offer to exchange UBS shares for UBS Group shares), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including  capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii)
limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS's second quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.
© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Key messages
We have adapted our strategy to the new regulatory environment
–
Transformed our business model and exited high capital intensity activities under Basel III
–
Continue successful RWA and balance sheet reduction in Non-core and Legacy Portfolio
We are well ahead of existing regulatory requirements
–
Met our current estimated 2019 requirements for Swiss SRB capital and leverage ratios
–
Very strong funding position, with LCR and NSFR well above 2019 regulatory requirements
–
Adapting to future TBTF requirements by establishing a Group Holding Company
Cost efficiency and pricing discipline are supporting profitability
–
Mitigating higher capital requirements, costs of regulation and low interest rates
We are well-positioned to benefit from rising interest rates
–
Positive rates exposure in wealth management, retail and commercial banking activities

Our objectives
Remain leading large-scale wealth manager in the world
Gain market share in established markets, and capture wealth creation in APAC and EM
Achieve superior pre-tax profit growth vs. peers
Capital-efficient, client-focused
with attractive risk-adjusted
returns
Investment
Bank
Global Asset
Management
Well diversified and strongly
positioned in key growth areas
Retail &
Corporate
Leading position across retail,
corporate and institutional
client segments in Switzerland
Wealth
management
businesses
World’s leader in HNW and
UHNW banking with unrivaled
scope and scale
Continue providing a full suite of banking products to clients
Maintain leading position and stable profit contribution
Factor in the costs of regulation in our pricing
Deliver attractive returns with allocated resources
Strengthen our position in our targeted businesses
Grow contribution to the rest of UBS's businesses
Strengthen investment performance culture
Focus product offering and strengthen distribution around growth areas
Achieve profit before tax target of CHF 1 billion
Our businesses
We adapted our strategy and business mix to the new regulatory environment

Leveraging the Group's capabilities to serve our clients

• Access to capital markets, product development and superior execution
• Leading equities platform with top-tier research offering
• Foreign exchange, rates and credit business focused on client flow
• M&A advisory and other Corporate Finance services
• Joint venture with wealth management businesses: Global Family Office
Investment Bank
• Wide range of investment products
• Strength in high-alpha, smart-beta capabilities and multi-asset solutions
• Tailored solutions
Global Asset Management
• Leading Swiss product offering; award-winning e-banking platform
• Full-service coverage for SMEs of wealth management clients
• Local service with over 300 branches across Switzerland
Retail & Corporate
Our wealth
management
clients

3Q11[1]
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

Swiss SRB RWA
CHF billion
Group RWA targets will be met by reduction of Non-core and Legacy Portfolio
Driving capital efficient growth in our highly cash-flow generative businesses
68
52
321
~200
~105
~70
~25
2Q14
227
107
3Q11
~400
~79
Quarterly operating income
CHF billion
WM, WMA, R&C, Global AM and Corporate Center – Core Functions
Investment Bank
Non-core and Legacy Portfolio
WM, WMA, R&C and Global AM
5.0
5.0
4.9
4.9
5.1
4.9
4.7
4.7
4.5
4.6
4.4
4.3
Refer to slide 13 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excludes gain of CHF 0.7 billion on the sale of our strategic investment portfolio, refer to the 3Q11 financial report for more detail

31.12.17
target

99
105
107
131
~105 ~105
62
62
68
13
<70 ~70
64
60
52
83
~40
~25
~400
225
227
227
227
<215
~200
30.9.11 31.12.13 31.3.14 30.6.14 30.6.14
by risk
type
31.12.15
target
31.12.17
target
Operational 37%
Market 6%
Credit2
58%
160
134
121³
1,020
988
981
900
31.12.13 31.3.14 30.6.14 2016
target
We have adapted to increasing capital requirements
4
Swiss SRB RWA and capital ratios
CHF billion
Swiss SRB LRD and leverage ratio
CHF billion
Non-core and Legacy Portfolio
Leverage ratio (fully applied)
Leverage ratio (phase-in)
Swiss SRB total exposure
4.7%
5.0%
5.3%
3.4%
3.8%
4.2%
Refer to slide 13 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 At the end of the second quarter, our post-stress CET1 capital ratio exceeded our objective of achieving and maintaining a post-stress CET1 capital ratio of at least 10% on a fully applied basis, refer to the "Capital management" section of the 2Q14 financial report for more detail; 2 Includes CHF 13 billion for non-counterparty-related risk; 3 Full exit of Non-core and Legacy Portfolio equivalent to ~50-60 bps increase in fully applied Swiss SRB leverage ratio based on current fully applied
Swiss SRB leverage ratio numerator and denominator; 4 Based on the rules applicable as of the announcement of the target (6.5.14)
Investment Bank
Other business divisions and
Corporate Center – Core Functions
Non-core and Legacy Portfolio
CET1 capital ratio (fully applied)¹
Total capital ratio (fully applied)
6.2%
12.8%
13.2%
13.5%
15.4%
16.8%
18.1%
Met our estimated 2019 requirements for Swiss SRB capital and leverage ratios

19%
6%
3%
10%
17.5%
4.5%4,5
3.0%
10.0%6
~18.8%
~4.5%
~1.25%
13.0%
18.1%
4.2%
0.4%
13.5%
3.0%
2.8%
9.5%
3.3%
0.9%
11.5%
1.2%
11.3%
4.0%
1.1%
9.9%
2.0%
1.4%
12.1%
1.4%
0.8%
10.6%
2.6%
0.5%
9.9%
2.2%
1.4%
9.8%
1.2%
1.1%
9.8%
18.1%
13.5%

I H G F E D C B A
Capital strength is the foundation of our success
We have the highest Basel III CET1 capital ratio amongst large global banks
Swiss SRB Basel III
fully applied capital
30.6.14
Basel III fully applied capital
Large global banks
30.6.14
Common equity tier 1 capital
High-trigger loss absorbing capital
Low-trigger loss absorbing capital
Refer to slide 13 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Basel III Common Equity Tier 1 capital ratios (fully applied) as per CRD IV;
2 Based on latest available data from company reports; 3 Basel III Common Equity Tier 1 capital ratios fully applied under advanced approach; 4 Our requirement for the progressive buffer capital is dynamic and depends on our Group total LRD, as well as our market share in the systemically relevant loans and deposits business in Switzerland. We expect our
2019 requirement to be ~4.5%, due to our planned balance sheet reduction and the resulting reduction of our LRD; 5 Estimate does not include any potential capital rebate from improved Group resolvability resulting from actions such as the successful creation of a Group holding company; 6 Capital requirements for 2019 do not include a countercyclical buffer requirement, as potential future developments cannot be accurately predicted and may vary from period to period; 7 Based on RWA target of CHF 200 billion; 8 Based on estimated market share and total exposure as of 31.12.09
European 1,2 UBS US 2,3
Tier 1 capital
Tier 2 capital
Common equity tier 1 capital
Swiss
TBTF
proposal
8
2019
regulatory
requirement
UBS estimate
UBS indicative
capital
structure
7
~CHF 9
billion
7
~CHF 2.5
billion
7
(employee
held)
~CHF 26
billion

UBS
30.6.14

Map and cost existing activities
Exit non-essential activities
Maximize efficiency of retained activities
Structural cost reduction with "zero" as new budget starting point

Cost efficiency is a key lever to support profitability
Refer to slide 13 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Provisions for litigation, regulatory and similar matters; 2 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses; 3 Measured net of changes in charges for provisions for litigation, regulatory and similar matters; 4 Measured net of FX movements and changes in regulatory demand of temporary nature; 5 2015 year-
end exit rate adjusted operating expenses; 6 Reduction in annual adjusted operating expenses versus FY13
We are on track to deliver targeted cost reductions in the Corporate Center
Illustrative example, CHF billion
Corporate Center cost reduction
7.7
1.0
Cost
reduction 2,3,4
FX
movements
Changes in
regulatory
demand of
temporary
nature
FY13
adjusted
operating
expenses
Core Functions
Before allocations to business divisions
1.1
0.4
Cost
reduction 2,3
0.7
0.2¹
FY15
adjusted
operating
expenses
5
FY13
adjusted
operating
expenses
FY15
adjusted
operating
expenses
5
1.3¹
Future period
adjusted
operating
expenses
7.9
2.4
Changes in
provisions
for litigation,
regulatory
and similar
matters
Cost
reduction 6
Changes in
provisions
for litigation,
regulatory
and similar
matters
Non-core and Legacy Portfolio
Clean slate budgeting and planning
Survival
minimum
Strategic minimum
Strategic discretionary
Labor
Process
Systems
Contractor
ratio
Outsourcing
opportunities
Automation in
reporting

Discretionary

Optimizing pricing today and geared for higher interest rates in the future
Today: we are optimizing pricing Future: geared to increasing interest rates
Wealth
Management
•
Pricing of retrocession free mandates
•
Lombard margins and custody fees
•
Minimum service fees
Wealth
Management
Americas
•
Discount management
•
Relationship-based pricing management
Retail &
Corporate
•
Mortgage pricing
•
Client deposit pricing management
•
Product bundles
Investment
Bank
•
Strict monitoring and management of
economic profit
•
Optimization of resource allocation to
most profitable clients and activities
We are improving pricing and are positively geared to rising interest rates
Markets
WM
WMA
~0.4
~0.1
~0.4
~0.1
~0.7
~0.2
~0.3 R&C
~0.3
Global AM
Markets: 10% rise in global security prices
(equities and bonds)3
Foreign exchange: 10% weakening  of Swiss Franc
(against major global currencies, net) 4,5
Interest rates: 100 bps increase in interest rates
(parallel increase across all currencies)2
1 Scenarios are not entirely additive, based on 31.3.14 data; 2 Constant deposit and loan volumes; 3 Recurring income; 4 USD, GBP and EUR;
5 Net of incremental costs of approximately CHF 0.8 billion for WM, WMA, R&C and Global AM resulting from 10% weakening of Swiss Franc;
Where applicable, our performance targets, including our Group and business division targets and limits on RWA, LRD and funded assets, assume constant foreign currency translation rates. Refer to pages 10-11 of the 2Q14 financial report and page 28 of the 2013 annual report for more detail
Estimated incremental revenues per year¹
CHF billion
9
<0.1
<0.1
<0.1
<0.1
Interest
rates
Foreign
exchange

Intention to establish UBS Group AG, a
Group holding company
Group holding company: further adapting to global regulatory changes
Modifying legal structure to enhance resolvability and to improve capital returns potential
Anticipated supplementary capital return of at least CHF 0.25 per share from Group holding company after a successful share-for-share exchange…
… in addition to at least 50% net profit attributable to shareholders
Establish a Swiss banking
subsidiary, UBS Switzerland AG,
starting mid-2015
Full scope to include Retail &
Corporate and Swiss-booked
Wealth Management business
UBS AG remains a Swiss domiciled
company
Switzerland
Increased self-sufficiency of UBS
Limited
UBS AG increased capitalization of
UBS Limited in 2Q14
UK
Required to establish an
intermediate holding company
(IHC) by 1 July 2016
US
Measures announced previously
Improving capital returns

Indicative timetable of principal events
1
Share exchange timetable commenced 29 September
1 Dates subject to change in the event either of the acceptance periods are extended; 2 Duration dependent on certain conditions, acceptance period could be extended up to ten days; 3 F-4 registration statement publicly filed; 4 Two simultaneous offers will be conducted in the USA and Switzerland (to include an international component via a EU prospectus); 5 Subject to shareholder approval through a General Meeting; 6 Payout ratio of at least 50% conditional on both fully applied
CET1
ratio of minimum
13% and our objective of achieving and maintaining a post-stress CET1 capital ratio of at least 10%
29 Sept: Swiss offer
prospectus published; US
offer to exchange /
prospectus for offer
published
3
Cooling-off period
30 Sept to 13 Oct
Initial acceptance period
2
14 Oct to 11 Nov
12 Nov: Publication of
preliminary interim
exchange offer results
17 Nov: Publication of
definitive results
19 Nov: First settlement for UBS
shares tendered in initial
acceptance period, first trading
day of UBS Group Shares on SIX
Swiss Exchange and NYSE
2 Dec: Publication of
preliminary interim
exchange offer results
5 Dec: Publication of
definitive results
Additional acceptance period
2
17 Nov to 1 Dec
The exchange offer may take up to three months from the publication of the Swiss and US prospectuses 4 to final settlement of the offer, any squeeze-out required thereafter could take several additional months
Shareholders will be able to tender their shares in an initial and additional acceptance period
A key condition for the successful completion of the offer is achieving a 90% acceptance level by shareholders
Enhanced resolvability is expected to result in UBS qualifying for a capital rebate under Swiss Too-Big-To-Fail legislation
Following successful completion of the transaction, we expect to propose a supplementary capital return of at least
CHF 0.25 per share 5 from the Group holding company, which would be separate and in addition to our targeted capital return of at least 50% of net profit attributable to shareholders 6
9 Dec: Second settlement for
UBS shares tendered in
additional acceptance period

Group holding company: share for share exchange timeline

Key messages
We have adapted our strategy to the new regulatory environment
Cost efficiency and pricing discipline are supporting profitability
We are well-positioned to benefit from rising interest rates
We are well ahead of existing regulatory requirements

Important information related to numbers shown in this
presentation
Use of adjusted numbers
Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 13-14 of the 2Q14 financial report for an overview of adjusted numbers.
Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 85 of the 2Q14 financial report.
Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under
Swiss SRB Basel III.
Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.
From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.
Refer to the “Capital Management” section in the 2Q14 financial report for more information.
Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 17
Currency translation rates” in the 2Q14 financial report for more information.
Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.
Net profit attributable to preferred noteholders
Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer to create a group holding company is expected to cause a triggering event which results in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the 4Q14, we expect to attribute further net profit to preferred noteholders of up to approximately CHF 80 million in that period. If we have attributed net profit to preferred noteholders of CHF 80 million in 4Q14, we would expect to attribute net profit to preferred noteholders of approximately CHF 30 million in 2015 and CHF 80 million in 2016.

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the European Economic Area (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary offer to exchange/prospectus. UBS AG and UBS Group may file with the SEC additional materials relevant to the exchange offer, including the filing by UBS Group of a final offer to exchange/prospectus. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this document in the initial offer period except on the basis of information contained in the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group AG in the initial offer period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom. A copy of the EU Prospectus in the English language is available at www.ubs.com/exchangeoffer.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced exchange offer to exchange shares of UBS AG for shares UBS Group), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 and UBS’s Report on Form 6-K filed with the SEC on 29 September 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.